GLEN Y. SATO (650) 843-5502 gsato@cooley.com	VIA EDGAR

January 19, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Dynavax Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 6, 2009
Schedule 14A, Filed April 3, 2009
File No. 001-34207

Ladies and Gentlemen:

On behalf of our client, Dynavax Technologies Corporation (the “Company”), and in response to a letter dated December 16, 2009 (the “Comment Letter”) received from the staff of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 and Scheduled 14A filed on April 3, 2009 (File No. 001-34207), the Company respectfully advises the Commission that it will extend from January 15, 2010 the date to respond to the Comment Letter to on or about January 22, 2010.

Please contact the undersigned at (650) 843-5502 if you have any questions regarding the foregoing.

Very truly yours,

COOLEY GODWARD KRONISH LLP

By:	/s/ Glen Y. Sato
Glen Y. Sato

cc:	Jennifer Lew, Vice President, Finance, Dynavax Technologies Corporation
Nikki Pope, Esq.

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